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                                                                      Exhibit 17


December 20, 2006

From: Randolph C. Robinson, MD, DDS
         7430 E. Park Meadows Drive, Suite 300
         Lone Tree, CO 80124

To: Mr. Charles Phillips
         Chairman of the Board
         AcuNetx, Inc.
         1000 S. McCaslin Blvd., Suite 300
         Superior, CO 80027

Dear Chuck:

I am resigning my position as a Director of AcuNetx, Inc. effective immediately. I failed to influence the Board to assume the fiscally prudent direction of cutting expenses, concentrating on expanding sales, and then expanding product lines with new financing. Instead, the Board took the position to continue to incur significant costs while trying to investigate a financing strategy that I believe is not in the best interest of the shareholders.

Over the last several months, I discussed with you and the other members of the Board my concerns. I thought we had an understanding regarding the need to reverse the negative cash flow. Nevertheless, I will now exert my influence as a large shareholder and secured creditor to try to salvage the Company.

I hope that in the future the vision of AcuNetx helping the deformed, the impaired, and the infirm will become a reality. If the Board acts prudently there is still time to fulfill this vision.

Sincerely,
/s/ Randolph C. Robinson
Randolph C. Robinson, MD, DDS

CC: Dr. Terry R. Knapp, CEO and Director
Mr. Robert Corrigan, Director
Mr. Ronald Waldorf, Director
Mr. Michael Tauger, Corporate Counsel
Mr. James Ringenberg, Attorney